SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
SAMSUNG Main Bldg.
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul,100-742
Korea
TEL : 727-7721 , FAX : 727-7360

03 MAR -3 AM 7:21

February 25, 2003

Securities and Exchange Commission
Office of International Corporate Fin[redacted]
450 Fifth Street, N.W.
Washington D.C. 20549

03007017

SUPPL

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen:

The following two announcements were provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

Daniel Kim
Associate
Investor Relations

February 25, 2003

Additional Investment in Memory Assembly / Test Equipment

Details

- SEC will invest in memory assembly and testing equipment to handle the increased production of FABs during the first half of 2003.

- The planned investment is expected to total KRW 104.9 billion, and will be used to put in place more assembly and testing equipment such as wire bonders and testers.

Investment Purpose and Effect

- The investment aims to respond to the increased production of DRAMs and flash memory for mobile devices.

SAMSUNG

February 25, 2003

Investment in Upgrade and Expansion of Line 5 for SYS.LSI Products

Details

- SEC will invest in the upgrade and expansion of its SYS.LSI technology in line 5.

- The investment is expected to total KRW 200.2 billion for purchasing equipment and building other necessary facilities.

Investment Purpose and Effect

- As SYS.LSI products are becoming more sophisticated - multifunctional and higher performance- the Company needs to build up its capacity using better design rule.

- The investment is aimed to improve competitiveness in products such as SOCs, smart cards, and image sensors.